AEP Texas Central Company
1 Riverside Plaza
Columbus, Ohio 43215

AEP Texas Central Transition Funding III LLC
539 North Carancahua St, Suite 1700
Corpus Christi, Texas 78401

February 29, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Katherine Hsu and David Beaning

Re:	AEP Texas Central Company
AEP Texas Central Transition Funding III LLC
Registration Statement on Form S-3
File Nos. 333-179092 and 333-179092-01

Ladies and Gentlemen:

AEP Texas Central Company and AEP Texas Central Transition Funding III LLC (collectively, the “Registrants”) jointly thank you for your letter of comments dated February 29, 2012 that relate to the Pre-Effective Amendment No. 1 to the registration statement on Form S-3 referenced above (as amended by Amendment No. 1, the “Registration Statement”).

We have revised the base prospectus and the prospectus supplement in response to your letter, and have also made other related revisions and updating changes where appropriate, and we have filed an Amendment No. 2 to the Registration Statement reflecting these responses.  We have also attached to this letter marked pages from the Registration Statement showing the relevant changes.

Registration Statement on Form S-3

General

COMMENT:

Base Prospectus, page 65 Indenture, page 71
1. You indicate that the bondholders will and Section 10.17 states that the "bondholders will have no recourse against us." Please provide a legal analysis as to why this is not an impermissible waiver of liability under the federal securities laws. Also, it is not clear how bondholders have a right to pursue legal action for non-payment against the "transition bond collateral," if they have no recourse against the issuer. Please explain and provide your legal analysis how this provision works and to the extent appropriate, revise your disclosure to clarify.

RESPONSE:

This language is common in indentures from which asset-backed securities are issued.  It is not intended to restrict the bondholders from any securities law claims nor from proceeding against the collateral in any manner.  The language is intended, however, to enhance the bankruptcy-remote nature of the issuing entity by having bondholders expressly agree that principal and interest on the bonds is satisfied solely from collateral owned by the issuer.  In this case the only collateral owned by the issuing entity consists of the transition property and the trust accounts.  To avoid any implications to the contrary, we confirm that we will modify the disclosure language in any preliminary prospectus and the final prospectus to read as follows:

Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders ~~will have no recourse against us, but~~ shall look only to the transition bond collateral with respect to any amounts due to the bondholders under the indenture and the transition bonds, and, in the event such collateral is insufficient to pay in full the amounts owed on the transition bonds, shall have no recourse against us in respect of such insufficiency.

RESPONSE:

We have modified the Indenture (as reflected in the modified Exhibit to the Registration Statement) to conform to the above.

COMMENT:

Legal Opinion (exhibit 5.1), page 2.

2.  The legal opinion states, "For the purposes of this letter, we have assumed that there will be no changes in the laws currently applicable to the Company and the validity, legally binding character or enforceability of the Transition Bonds, and that such laws will be the only laws applicable to the Company and the Transition Bonds." The assumption regarding applicable laws is an impermissible assumption and should therefore be deleted. Please also confirm your understanding that you will file an updated clean opinion as an exhibit to the registration statement for each takedown.

RESPONSE:

We have revised the Exhibit 5.1 opinion to delete the assumption regarding applicable laws and we undertake to file an updated opinion without that assumption as an exhibit to the registration statement for each takedown.

COMMENT:

Tax Opinion, page 2.

3.  We note the tax opinion states that counsel does not undertake, and hereby disclaims, any obligation to advise you of any changes in law or fact, whether or not material, that may be brought to its attention at a later date. Please confirm your understanding that to the extent that there are other material tax consequences of a specific takedown not addressed in the filed opinion, the registrant must file an updated clean tax opinion as an exhibit to the registration statement.
•
•  RESPONSE:

We confirm that we undertake to file an updated tax opinion as an exhibit to the registration statement at the time of each takedown.

COMMENT

Other
4. On page 14 of the Base Prospectus, you indicate that there were 92 retail electric providers as of December 31, 2010. On page S-20 of the prospectus supplement this number is current. On pages 26 and 33 of the base prospectus, this number is as of December 31, 2011. The disclosure appears to be possibly inconsistent. Please advise or revise.

•  RESPONSE:

Each of those pages should have referenced December 31, 2011 as the relevant date and, as filed in Amendment No. 2 to the Registration Statement, we have revised the prospectus and prospectus supplement to include the correct disclosure.

Please contact our counsel, Kevin J. Hochberg at Sidley Austin LLP, at 312-853-2085, or by e-mail at khochberg@sidley.com,  if you have any questions or further comments.

Very truly yours,

AEP TEXAS CENTRAL COMPANY

By:	/s/ Charles E. Zebula
Name: Charles E. Zebula
Title: Treasurer

AEP TEXAS CENTRAL TRANSITION FUNDING III LLC

By:	/s/ Charles E. Zebula
Name: Charles E. Zebula
Title: Vice-President and Treasurer